ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

August 8, 2019
Chelsea M. Childs, Esq. T +1 415 315 6374 chelsea.childs@ropesgray.com

CONFIDENTIAL TREATMENT REQUESTED BY STONE RIDGE TRUST VII

BY EDGAR

United States Securities & Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Karen Rossotto

Re:	Stone Ridge Trust VII (the “Trust”)

File Numbers: 811-23454; 333-232565

Dear Ms. Rossotto:

On behalf of the Trust, transmitted for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), is Pre-Effective Amendment No. 1 (“Amendment No. 1”) under the 1933 Act to the Registration Statement on Form N-2 filed with the Securities and Exchange Commission (the “Commission”) on July 5, 2019 (the “Registration Statement”) concerning an offering of common shares in the Stone Ridge Longevity Risk Premium Fixed Income Fund 2019 (the “Fund”), an investment portfolio of the Trust.

Amendment No. 1 reflects changes made in response to comments of the Commission’s staff (the “Staff”) on the Registration Statement that were provided by letter dated August 2, 2019. For the convenience of the Staff, these comments have been restated below in their entirety. The Fund’s response follows each comment. References in the responses to the Fund’s prospectus (“Prospectus”) or Statement of Additional Information (“SAI”) are to those filed as part of Amendment No. 1. In addition to revisions made in response to Staff comments, certain other changes have been made in Amendment No. 1. Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 1.

This letter omits confidential information for which we seek confidential treatment under the Freedom of Information Act. The portion of this letter for which confidential treatment is sought is marked as [Redacted - Confidential Treatment Requested]. A separate unredacted version of this letter has been delivered to the Staff.

General

1)

Staff Comment: We note that portions of the filing are incomplete. We may have additional comments on pre-effective amendments to the Registration Statement, disclosures made in response to this letter, information supplied to us, and/or exhibits added in any pre-effective amendments.

Response: The Fund acknowledges the Staff’s comment and notes that the Fund intends to include all required information and exhibits to the Registration Statement in one or more pre-effective amendments filed prior to effectiveness.

Karen Rossotto, Esq.	August 8, 2019

THIS CORRESPONDENCE HAS BEEN REDACTED AND IS

THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST

2)	Staff Comment: Please supplementally explain if you have submitted or intend to submit an exemptive application or no-action request in connection with the Registration Statement.

Response: The Fund has not submitted an exemptive application or no-action request in connection with its Registration Statement and does not currently intend to do so.

3)	Staff Comment: Please supplementally explain the basis for the determination that the Fund is not an insurance product.

Response: [Redacted – Confidential Treatment Requested]

Prospectus

Cover

4)

Staff Comment: In Investment Strategy, the disclosure states, “The Fund pursues its investment objective by investing its assets in Separately Traded Registered Interest and Principal Securities, commonly known as ‘STRIPS’.” Please disclose here a description of STRIPS in plain English.

Response: The requested change has been made.

5)

Staff Comment: In Mandatory Share Redemptions, the disclosure states, “All Shares held by a Fund shareholder will be redeemable by the Fund upon the shareholder’s death.” The disclosure further states that “The purpose of [these redemptions] is generally to enable the Fund to… make higher distributions to living shareholders than would be possible if the Shares were not redeemed upon the death of the holder.” Please supplementally explain why share redemptions only to those shareholders who have died complies with the provisions of Section 23(c) of the Investment Company Act of 1940 (“1940 Act”) and the rules thereunder and, if applicable, Rule 13e-4(f)(8)(i) of the Securities Exchange Act of 1934 (the “1934 Act”).

Response: [Redacted – Confidential Treatment Requested]

6)

Staff Comment: The last bullet states that “a portion of each distribution is expected to constitute a return of capital and will reduce the amount of capital available for investment.” Please revise this bullet to indicate that a significant portion of each distribution is expected and intended to constitute a return of capital.

Response: The Fund expects and intends that a significant portion of each distribution will initially constitute a return of capital. However, the Fund also expects that this return of capital will

Karen Rossotto, Esq.	August 8, 2019

THIS CORRESPONDENCE HAS BEEN REDACTED AND IS

THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST

eventually cause the tax basis for surviving shareholders to be reduced to zero, following which a significant portion of each distribution would be expected to constitute capital gains. Accordingly, the Fund has revised the last bullet as follows, and made conforming changes throughout the prospectus:

A significant portion of each distribution is expected and intended to constitute a return of capital, until a shareholder’s tax basis in the Shares has been reduced to zero, following which a significant portion of each distribution is expected and intended to constitute capital gains. Any portion of a distribution that constitutes a return of capital or capital gains ~~and~~ will reduce the amount of capital available for investment. See “Distributions and Federal Income Tax Matters” for a discussion of the federal income tax treatment of a return of capital.

7)

Staff Comment: In the italicized text, immediately following the expense table, the fifth sentence refers to “variable premiums.” A variable premium is a term used in the context of an insurance contract; however, the disclosure in the second bolded bullet states that “[t]he Fund is not an insurance company, and the Shares are not insurance contracts or annuity contracts.” To avoid confusion, please delete the term “variable premium” from the disclosure in the Registration Statement.

Response: The requested change has been made.

8)

Staff Comment: Also in the italicized text, the disclosure states, “Investment should be avoided where an investor/client has very serious or life-threatening health problems.” Please include this as a bolded bullet on the cover or otherwise highlight this disclosure. Please also disclose why these investors should avoid investing in the Fund.

Response: The Fund has revised the first bolded bullet on the cover as follows, which explains why these investors should avoid investing in the Fund:

Shareholders who die prior to the Fund Liquidation Date will have their Shares redeemed for the applicable Redemption Price (which may be equal to $0) and will not be entitled to any distributions thereafter. As a result, investment should be avoided where an investor has very serious or life-threatening health problems.

Prospectus Summary

9)

Staff Comment: On page 2, in The Offering, the disclosure states, “prospective investors will generally be required to subscribe for the Shares online through a website maintained by the Distributor.” Please supplementally confirm that the bullets following Actuarial Services on the Cover will also appear immediately above the signature line on the account registration form or subscription agreement used by investors to purchase Fund shares.

Karen Rossotto, Esq.	August 8, 2019

THIS CORRESPONDENCE HAS BEEN REDACTED AND IS

THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST

Response: The subscription agreement for the Fund will be executed electronically and therefore will not have a signature line as a paper subscription agreement would. However, the Fund confirms that the subscription agreement will include prominent disclosure of the bullets following Actuarial Services.

10)

Staff Comment: On page 2, in The Offering, the disclosure states, “[i]n order for an investor to purchase a Share, such investor will be required to pay the applicable Purchase Price per Share, which will equal the ‘Base Purchase Price’ per Share plus any applicable ‘Cohort Premium.’” The disclosure further states that the Fund will charge a “per Share premium to Eligible Investor Cohorts whose members are statistically more likely to benefit from the stream of distributions provided by the Fund” and that it will charge “a lower per Share premium to Eligible Investor Cohorts whose members are statistically less likely to so benefit.” Please supplementally explain whether the Fund considers each “Cohort” to be a separate class within the meaning of Section 18 of the 1940 Act.

Response: [Redacted – Confidential Treatment Requested]

11)

Staff Comment: On page 5, also in The Offering, the disclosure states, “An affiliate of the Adviser will be the sole investor in a class of preference shares that will not be entitled to, and will not receive, any dividends or distributions while any Shares remain outstanding.” Please supplementally explain why this arrangement does not violate the provisions concerning affiliated transactions in Section 17(a) of the 1940 Act.

Response: The Fund believes that the purchase of preference shares by an affiliate of the Adviser does not violate Section 17(a) of the 1940 Act. The relevant provisions are Section 17(a)(1), which prohibits an affiliated person from selling any security or other property to a registered investment company (subject to certain exceptions), and Section 17(a)(2), which prohibits an affiliated person from purchasing from a registered investment company “any security or other property (except securities of which the seller is the issuer).” With respect to Section 17(a)(1), the Staff has taken the position that “an affiliated person that transfers cash as part of a redemption is not ‘selling’ the cash for purposes of Section 17(a)(1)”.1 It follows that an affiliate of the Adviser that transfers cash as part of its purchase of preference shares would not be “selling” that cash in violation of Section 17(a)(1). With respect to Section 17(a)(2), the Fund is both the seller and the issuer of the preference shares to be purchased by the affiliate of the Adviser, and therefore the transaction is permitted by the terms of the statute.

[1]	Signature Financial Group, Inc., SEC No-Action Letter (Dec. 28, 1999).

Karen Rossotto, Esq.	August 8, 2019

THIS CORRESPONDENCE HAS BEEN REDACTED AND IS

THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST

It should also be noted that neither the Adviser nor its affiliate have any expectation of profit or gain by virtue of this arrangement—in the unlikely event that this affiliate is the sole remaining investor in the Fund, it will contribute any amounts it receives from the Fund to charity. This arrangement is necessary solely to address the unlikely possibility that none of the Fund’s natural person shareholders are still alive as of the Fund Liquidation Date. As disclosed in the prospectus, the Adviser and New York Life calculate this possibility as being less likely than 1 in 10163.

12)

Staff Comment: The word “fixed income” in the Fund’s name suggests that the Fund will invest in debt securities. Rule 35d-1 under the 1940 Act requires a registered investment company with a name suggesting that the company focuses on a particular type of investment to invest at least 80% of its assets in the type of investment suggested by its name. On page 5, in Investment Objective and Policies, please revise the Fund’s principal investment strategy to include a policy that, under normal circumstances, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in fixed income securities. See Rules 35d-1(a)(2)(i) and 35d-1(d)(2) under the 1940 Act.

Response: The requested change has been made.

13)

Staff Comment: On page 6, in Distributions, the disclosure states, “Because the Fund expects its quarterly distributions to exceed the Fund’s net investment income and net realized capital gains, the Fund expects a portion of each distribution to be a return of capital.” A cross- reference to the discussion of the tax consequences of the Fund’s distributions follows this disclosure. As the Fund expects a significant portion of its distributions to be characterized as a return of capital, please replace the cross-reference with the disclosure in the third full paragraph on page 23 in Distributions and Federal Income Tax Matters.

Response: The requested change has been made.

14)

Staff Comment: On page 6, in the second paragraph of Optional Early Share Repurchases, the disclosure states, “The Early Repurchase Price for members of an Eligible Investor Cohort on any Early Repurchase Date will equal the product of (i) the Redemption Price for that Eligible Investor Cohort… as of that Early Repurchase Date multiplied by (ii) the Market Value Adjustment [equal to the disclosed formula].” Please supplementally explain why the different amounts for the Early Repurchase Price for different Cohorts does not violate Section 23(c) of the 1940 Act and Rule 13e-4(f)(8)(ii) under the 1934 Act.

Response: [Redacted – Confidential Treatment Requested]

15)

Staff Comment: On page 7, in Fund Liquidation Date, the disclosure states, “The Fund expects to distribute all or substantially all of its assets prior to the Fund Liquidation Date.” Please disclose how long before the Liquidation Date the Fund anticipates this will occur.

Karen Rossotto, Esq.	August 8, 2019

THIS CORRESPONDENCE HAS BEEN REDACTED AND IS

THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST

Response: The Fund has revised the paragraph in which the quoted language appears as follows:

The Fund expects to distribute ~~all or~~ substantially all of its assets prior to the Fund Liquidation Date. If the Fund has any remaining assets as of the Fund Liquidation Date, the Fund will liquidate and distribute the liquidation proceeds to any surviving shareholders. The actual amount of assets of the Fund, if any, as of the Fund Liquidation Date will depend on, among other things, interest rates, early redemption activity, and shareholder mortality rates experienced during the life of the Fund. ~~There~~Although the Fund expects, based on the actuarial information provided by New York Life, that it will be able to make all of the planned quarterly distributions, including the planned quarterly distribution on the Fund Liquidation Date, there can be no assurance that the Fund will not run out of assets prior to the Fund Liquidation Date.

16)	Staff Comment: On page 8, in Special Risk Considerations, please include risks associated with investment in STRIPS.

Response: The Fund has revised the paragraph under the heading “Zero-Coupon Securities Risk” to clarify that the risks described in that paragraph are applicable to its investments in STRIPS.

17)

Staff Comment: On page 8, in Risk that the Fund Will Run Out of Assets Prior to the Fund Liquidation Date, the disclosure indicates that the Fund’s distribution rate is based on a number of assumptions concerning the makeup of its shareholder base. In addition to the assumptions disclosed, would the number of shareholders the Fund attracts and the amounts of investment impact this risk (e.g., might a large investment by one investor impact this risk more than a number of small investments by a large number of investors)? If appropriate, please disclose here these additional risks.

Response: [Redacted – Confidential Treatment Requested]

18)

Staff Comment: On page 9, in Special Risk Considerations, the disclosure refers to heightened risks due “to the novel nature of the Fund.” Consider disclosing these risks in a separate risk category entitled “Novel Nature of the Fund.”

Response: The heightened risk due to the novel nature of the Fund referred to on page 9 in Special Risk Considerations is disclosed in the sentences that follow, i.e. that due to the novel nature of the Fund, the mortality estimates used to calculate the Purchase Prices for the Shares have yet to

Karen Rossotto, Esq.	August 8, 2019

THIS CORRESPONDENCE HAS BEEN REDACTED AND IS

THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST

be tested. The Fund has revised the relevant paragraph as follows to make the link between the novel nature of the Fund and the risk disclosure that follows more clear:

~~The~~Due to the novel nature of the Fund, some of the assumptions underlying the mortality estimates used to calculate the Purchase Prices for the Shares have yet to be tested, which heightens the risk that the mortality experienced by investors in the Fund deviates from the estimates provided by New York Life ~~is heightened due to the novel nature of the Fund~~. In order to form more accurate mortality estimates for investors in a particular product, actuaries need to make assumptions about the types of individuals who will find a product attractive. For example, purchasers of life insurance may be viewed, as a group, as facing a higher mortality risk than annuity purchasers of the same age who buy policies that provide no refund on the death of the purchaser. New York Life has provided actuarial estimates consistent with the estimates New York Life uses to price certain income annuity contracts with a refund on the death of the purchaser, based on the assumption that investors in the Fund will face substantially similar mortality risks as similarly situated purchasers of such annuity contracts. Because the Fund is a newly organized investment company and the Adviser is unaware of other investment companies with similar characteristics, the reasonableness of this assumption is untested. If the health of investors in the Fund is materially better than expected, the Fund may run out of assets prior to the Fund Liquidation Date.

Use of Proceeds

19)

Staff Comment: On page 12, the disclosure states “the Fund will be able to invest all or substantially all of the net proceeds [of the offering] according to its investment objective and policies promptly following receipt of the proceeds [emphasis added].” Please disclose how long the Fund anticipates holding the proceeds before they are invested. If the delay stretches beyond three months, describe the reasons for and consequences of the delay. See Item 7.2 of Form N-2. If the investment process is delayed more than six months will the Fund obtain shareholder consent to exceed the six months requirement as required by staff policy set forth in Guide 1 to Form N-2?

Response: The Fund has revised the referenced disclosure to indicate that the Fund expects to be able to invest all or substantially all of the proceeds within a week of the receipt of the proceeds.

Principal Investment Policies

20)

Staff Comment: On page 12, in Changes to the Fund’s Investment Policies, the disclosure states, “The Fund’s investment objective and policies may be changed without shareholder approval unless an objective or policy is identified… as ‘fundamental’.” As the Fund’s Objective does not appear to be fundamental, please revise this disclosure to indicate that the Fund may change its objective without shareholder approval. Although not required, will shareholders be provided notice if the Fund changes its objective? If so, disclose.

Karen Rossotto, Esq.	August 8, 2019

THIS CORRESPONDENCE HAS BEEN REDACTED AND IS

THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST

Response: The Fund has revised the disclosure to indicate that the Fund’s investment objective is fundamental.

Management of the Fund

21)

Staff Comment: On page 14, the disclosure states, “A discussion regarding the considerations of the Fund’s Board for approving the Management Agreement will be included in the Fund’s first annual or semi-annual report to shareholders.” In this disclosure, please specify either the annual or semi-annual report and provide the period covered by the report. See Item 9.b.(4) of Form N-2.

Response: The Fund has revised the referenced disclosure to indicate that the discussion regarding the Board’s considerations will be included in the Fund’s first annual or semi-annual report to shareholders, as applicable, which is expected to be the semi-annual report for the period ended June 30, 2020.

Determination of Net Asset Value

22)

Staff Comment: On page 22, the disclosure states, “The Board has established an Adviser Valuation Committee made up of employees of the Adviser to which the Board has delegated responsibility for overseeing the implementation of the Valuation Procedures and fair value determinations made on behalf of the Board.” Please disclose that the participation of the Adviser’s personnel in the Fund’s valuation process could result in a conflict of interest as the management fee is based on the value of the Fund’s assets.

Response: The Fund has added the below as the final paragraph under “Potential Conflicts of Interest” in the Statement of Additional Information:

Valuation Process. In addition, the participation of the Adviser’s personnel in the Fund’s valuation process could result in a conflict of interest, as the management fee paid to the Adviser is based on the value of the Fund’s assets.

Statement of Additional Information

23)

Staff Comment: On page 18, in Tax Status, Original Issue Discount, Market Discount, the disclosure states “[s]ome [of the Fund’s] debt obligations with a fixed maturity date of more than one year from the date of issuance…will be treated as debt obligations that are issued originally at a discount. Please disclose the risks associated with OID securities, including:

a)	Market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash;

Karen Rossotto, Esq.	August 8, 2019

THIS CORRESPONDENCE HAS BEEN REDACTED AND IS

THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST

b)	Use of OID securities may provide certain benefits to the Adviser including increasing management fees and incentive compensation;

c)

The Fund may be required under the tax laws to make distributions of OID income to shareholders without receiving any cash. Such required cash distributions may have to be paid from offering proceeds or the sale of fund assets; and

d)

The required recognition of OID interest for U.S. federal income tax purposes may have a negative impact on liquidity, because it represents a non-cash component of the Fund’s taxable income that must, nevertheless, be distributed in cash to investors to avoid it being subject to corporate level taxation.

Response: The Fund notes that the risk listed in clause a) above is already disclosed under the heading “Zero-Coupon Securities Risk” in Special Risk Considerations. Because the Fund’s zero-coupon securities will be valued at their market prices, their status as OID securities will not operate to increase the management fee as described in clause b), and because the Fund intends to make quarterly distributions in a fixed amount significantly in excess of the Fund’s net income (including any OID income), the Fund does not expect the OID income from its zero-coupon securities to have the impacts described in clauses c) and d).

*        *        *

Should members of the Staff have any questions or comments, please contact the undersigned at (415) 315-6374.

Very truly yours,

/s/ Chelsea M. Childs
Chelsea M. Childs

cc:	Charles Nail, Stone Ridge Asset Management LLC

Lauren D. Macioce, Stone Ridge Asset Management LLC

Elizabeth J. Reza, Ropes & Gray LLP

Gregory C. Davis, Ropes & Gray LLP